EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 27, 2003	September 25, 2004	September 24, 2005	September 30, 2006	September 29, 2007
Income before income taxes, cumulative effect of accounting change, and income (loss) of equity method investees	$53,139	$64,319	$79,469	$99,132	$51,270
Fixed charges (1)	20,552	19,157	24,582	42,912	52,093

Earnings	73,691	83,476	104,051	142,044	103,363
Fixed charges (1)	$20,552	$19,157	$24,582	$42,912	$52,093
Ratio of earnings to fixed charges	3.59	4.36	4.23	3.31	1.98

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.